Exhibit 99.1

group.nebius.com	Nebius B.V., Gustav Mahlerlaan 300, 1082 ME Amsterdam

Nebius announces oversubscribed strategic equity financing of USD 700 million to accelerate roll-out of full-stack AI infrastructure

•	Investment comes from a select group of institutional and accredited investors, including participation from Accel, NVIDIA, and certain accounts managed by Orbis Investments

•	Supports additional capacity deployments in the US and other key markets

•	Company now expects to deliver an annualized run-rate revenue (“ARR”)[1] by year-end 2025 of USD 750 million to USD 1.0 billion

•	Board has determined that a potential repurchase by the Company of its Class A shares is no longer warranted

Amsterdam, December 2, 2024 – Nebius Group N.V. (“Nebius Group”, “Nebius” or the “Company”; NASDAQ:NBIS), a leading AI infrastructure company, today announced that it has entered into definitive agreements for a USD 700 million private placement financing from a select group of institutional and accredited investors, including participation from Accel, NVIDIA, and certain accounts managed by Orbis Investments.

The financing supports Nebius’ previously announced plans to further build out its full-stack AI infrastructure – including large-scale GPU clusters, cloud platforms and tools and services for developers – for AI pioneers globally.

Arkady Volozh, founder and CEO of Nebius, said:

“The foundation of our business is our expertise in building advanced technology infrastructure. We have demonstrated the scale of our ambitions, initiating an AI infrastructure build-out across two continents. This strategic financing gives us additional firepower to do it faster and on a larger scale. I’m grateful to our investors for the trust they have placed in us – our team is ready to deliver.”

Nebius’ full-stack AI infrastructure is being purpose-built to meet the demands of the global AI industry and leans on deep technical expertise across hardware and software, cloud engineering and machine learning (“ML”). Nebius’ core AI infrastructure business has around 400 engineers with decades of knowledge of building world-class tech infrastructure, as well as an in-house large language model (“LLM”) R&D team.

1 Annualized run-rate revenue as of the end of the period is calculated as revenue for the last month of the period multiplied by twelve.

The Company is pursuing an AI infrastructure build-out strategy which combines investments in build-to-suit data centers at greenfield sites with additional capacity deployments through colocations and the expansion of its existing facilities.

The AI-native Nebius GPU cloud is designed to manage the full ML lifecycle – from data processing and training through to fine-tuning and inference – all in one place. The recently launched Nebius AI Studio inference service expands the Company’s offering to app builders, with access to a range of state-of-the-art open-source models in a flexible, user-friendly environment at among the lowest price-per-token on the market.

In the private placement, Nebius will issue 33,333,334 Class A shares at a price per share of USD 21.00, which represents an approximately 3% premium to the volume-weighted average price of the Class A shares since the resumption of trading on Nasdaq. The closing of the private placement is subject to customary closing conditions. Additional details regarding the private placement will be included in a Form 6-K to be filed by the Company with the Securities and Exchange Commission (the “SEC”).

In connection with the private placement, the Board of Directors of the Company is delighted to grant observer rights to Matt Weigand, a Partner at Accel, and intends to nominate Mr. Weigand for election as a director at the 2025 Annual General Meeting of Shareholders.

In addition, having considered the strong trading dynamics and liquidity profile in the Company’s shares since the resumption of trading on Nasdaq on October 21, 2024, the Board has determined that a potential repurchase by the Company of its Class A shares is no longer warranted.

At the Company’s Annual General Meeting of Shareholders in August 2024, shareholders approved a general authorization for the Company to repurchase up to 81 million Class A shares within certain parameters, including a maximum repurchase price of $10.50 per share. This price represented the pro-rata amount of cash on the Company’s balance sheet following the final closing of the Company's divestment of its Russian business, net of tax and transaction costs, and was not an indication of the value of the current business.

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John Boynton, Chairman of the Board of Nebius, said:

“The authorization to potentially repurchase shares was originally intended to provide legacy shareholders who wanted to exit our new business an opportunity to do so, especially in light of the prolonged suspension of trading on Nasdaq. Based on the strong level of investor engagement and technical dynamics which we have observed following the resumption of trading on Nasdaq, we believe that those shareholders who may have wanted to exit have had an opportunity to do so at a price higher than the maximum repurchase price authorized by shareholders.

“The Board has determined that the best way to maximize value for the Company’s shareholders is to invest our capital into our core AI infrastructure business, where the Company believes there is a substantial market opportunity.”

As a result of the combination of the strategic financing and the decision not to deploy any capital toward repurchasing Class A shares, the Company is in a position to narrow its previous guidance, and now expects to deliver an ARR by year-end 2025 of USD 750 million to USD 1.0 billion.

Goldman Sachs Bank Europe SE (“Goldman Sachs”) is acting as sole placement agent for the Company and no one else in connection with the private placement and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Goldman Sachs nor for providing advice in connection with the private placement or any other matters referred to in this press release.

In addition (but except in connection with its role as placement agent on the private placement), Goldman Sachs is acting as financial advisor for the Company and no one else in connection with the Company’s review of strategic options and will not be responsible to anyone else for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with this review or any other matter referred to in this press release.

The securities described above have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The company has agreed to file a resale registration statement with the SEC following the filing of its 2024 Annual Report on Form 20-F for purposes of registering the resale of the Class A shares described above.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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Contacts

For journalists: media@nebius.com

For investors: askIR@nebius.com

About Nebius

Nebius is a technology company building full-stack infrastructure to service the explosive growth of the global AI industry, including large-scale GPU clusters, cloud platforms, and tools and services for developers. Headquartered in Amsterdam and listed on Nasdaq, the company has a global footprint with R&D hubs across Europe, North America and Israel.

Nebius’ core business is an AI-centric cloud platform built for intensive AI workloads. With proprietary cloud software architecture and hardware designed in-house (including servers, racks and data center design), Nebius gives AI builders the compute, storage, managed services and tools they need to build, tune and run their models.

A Preferred cloud service provider in the NVIDIA Partner Network, Nebius offers high-end infrastructure optimized for AI training and inference. The Company’s core AI infrastructure business boasts a team of around 400 skilled engineers, delivering a true hyperscale cloud experience tailored for AI builders.

To learn more, please visit www.nebius.com

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Disclaimer

Forward Looking Statements

This press release and the materials referenced herein contain forward-looking statements that involve risks and uncertainties. All statements contained or implied other than statements of historical facts, including, without limitation, statements regarding our business plans, market opportunities, capacity build-out plans, capital expenditure requirements, financing requirements and projected financial performance, are forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the results predicted or implied by such statements, and Nebius’ reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, our ability to successfully operate and develop a fundamentally different, early-stage group following the divestment of a significant portion of our historical operations; to successfully identify sites and enter into purchase, lease, build-to-suit or acquisition agreements with respect to additional data center capacity; to obtain cost-effective and reliable access to electrical power for such sites, to implement our business plans; to continue to successfully capture customers; to continue to successfully obtain required supplies of hardware on acceptable terms; and to obtain any further debt or equity financing that may be necessary to achieve our objectives. Many of these risks and uncertainties depend on the actions of third parties and are largely outside of our control. Notwithstanding the completion of the full divestment of our Russian businesses, we also continue to be subject to many of the risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023 and “Risk Factors” in a shareholder circular filed as Exhibit 99.2 to a Report on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”) on February 8, 2024, which are available on our investor relations website at https://group.nebius.com and on the SEC website at www.sec.gov. All information in this release is as of December 2, 2024, and the Company undertakes no duty to update this information unless required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

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